UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 1, 2015

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

1 December 2015

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

COPPER BRIEFING AND SITE TOUR

BHP Billiton President, Copper, Danny Malchuk, will host a Copper briefing and site tour on Tuesday, 1 December 2015.

A copy of the presentation is attached.

Further information on BHP Billiton can be found at www.bhpbilliton.com.

Rachel Agnew

Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

NEWS RELEASE

Release Time	IMMEDIATE

Date	1 December 2015

Number	30/15

BUILDING MOMENTUM IN COPPER

BHP Billiton President Copper, Daniel Malchuk, today announced plans to lower copper unit costs to US$1.08 per pound in the 2017 financial year, supporting strong cash margins even at today’s prices. Over this period, the release of latent capacity across the portfolio will also help annual Group copper production grow to approximately 1.7 Mt at very low cost. This strong recovery will be supported by our differentiated water and power solutions in Chile which will provide us with a significant competitive advantage.

Mr Malchuk reinforced BHP Billiton’s commitment to sustainability saying, “We value safe, sustainable operations above all else. We are enhancing verification for critical controls across all our assets and have brought forward our regular review of our tailings facilities.

Referring to the copper market, he said while near-term oversupply is weighing on current prices, attractive long-term fundamentals continue to support our positive outlook. “We see a number of factors creating the conditions for a significant supply deficit by the end of the decade. Grade decline, falling investment across the sector, the lack of greenfield projects and challenges accessing sustainable power and water are all likely to constrain industry supply. Meanwhile we expect robust demand from China and non-OECD countries to add to the deficit.

Mr Malchuk said BHP Billiton’s Copper portfolio comprised of large, long life assets competitively positioned on the cost curve. “We have the industry’s largest copper resource and our business will gain momentum over the next two years with lower costs and higher production across our major assets as we safely improve productivity.

“At Escondida, no major investment is required to sustain an average 1.2 million tonnes per annum of production capacity for the decade from the 2016 financial year, and the asset is expected to generate strong free cash flow through the cycle.

“Olympic Dam unit costs are expected to fall 48 per cent1 by the end of the 2017 financial year to US$1.00 per pound, repositioning the asset at the low end of the cost curve. Over the same period, Spence unit costs are expected to fall 10 per cent to 87 US cents per pound. Low cost debottlenecking projects will release latent capacity, supporting sustainable production of approximately 200 ktpa at both Olympic Dam and Spence from the 2016 financial year.

“We are also pursuing further growth opportunities which offer attractive returns. The Spence Growth Option has advanced to the feasibility stage with the potential for first production in the 2020 financial year. And we continue to create staged optionality for substantial long-term growth at Olympic Dam. These opportunities will enable us to bring on production at a time that coincides with an expected price recovery.”

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

1	Relative to FY15.

Media Relations	Investor Relations

Australia	Australia

Emily Perry	Tara Dines
Tel: +61 3 9609 2800 Mobile: +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
email: Emily.Perry@bhpbilliton.com	email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
email: Paul.Hitchins@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Eleanor Nichols	United Kingdom and South Africa
Tel: +61 3 9609 2360 Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com	Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
United Kingdom and Americas	email: Jonathan.H.Price@bhpbilliton.com

Ruban Yogarajah	Dean Simon
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022	Tel: +44 20 7802 7461 Mobile: +44 7717 511 193
email: Ruban.Yogarajah@bhpbilliton.com	email: Dean.Simon@bhpbilliton.com

Jennifer White	Americas
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com	James Agar
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
email: James.Agar@bhpbilliton.com

Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

Follow us on social media

bhpbilliton
BHP Billiton Copper
Strong fundamentals, unrivalled resource, world-class operations
Daniel Malchuk
President, Copper
Escondida

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Adjusted effective tax rate, Attributable profit excluding exceptional items, Free cash flow, Gearing Ratio, Net debt, Net operating assets, Underlying attributable profit, Underlying basic earnings per share, Underlying EBIT margin, Underlying EBITDA margin, Underlying EBITDA interest coverage and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Presentation of data
Unless specified otherwise, all data is presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32 and references to Underlying EBITDA margin and Underlying EBIT margin exclude third party trading activities.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
BHP Billiton Investor Briefing, Copper Overview December 2015 2 bhpbilliton

Statement of Mineral Resources
Mineral Resources
The information in this presentation that relates to the FY2015 Mineral Resources (inclusive of Ore Reserves) was first reported by the Company in compliance with the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012’ (‘The JORC Code 2012 Edition’) in the 2015 BHP Billiton Annual Report of September 2015.
All reports are available to view on http://www.bhpbilliton.com.
Mineral Resources are reported by S. O’Connell (MAusIMM, employed by BHP Billiton) – for Olympic Dam, L. Soto (MAusIMM), M Cortes (MAusIMM, both employed by Minera Escondida Limitada) – for Escondida, Pampa Escondida, Pinta Verde, L. Vaccia (MAusIMM, employed by Minera Escondida Limitada) – for Chimborazo, J. Cespedes (MAusIMM, employed by BHP Billiton) – for Cerro Colorado and Spence – combined as Pampa Norte, L. Canchis (MAusIMM, employed by Minera Antamina SA) – for Antamina.
The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcements and, in the case of estimates of Mineral Resources, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcements continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Persons’ findings are presented have not been materially modified from the original market announcements.
The above-mentioned persons are full-time employees of BHP Billiton, unless otherwise stated, and have the required qualifications and experience to qualify as Competent Persons for Mineral Resources under the 2012 edition of the JORC Code. The compilers verify that this presentation is based on and fairly reflects the Mineral Resources information in the supporting documentation and agree with the form and context of the information presented.
BHP Billiton Investor Briefing, Copper Overview December 2015 3 bhpbilliton

Mineral Inventory classifications

Mineral Resources

Asset	Deposit	Ore Type	Measured Resource (Mt)	Indicated Resource (Mt)	Inferred Resource (Mt)	FY15 ROM production (Mt)	BHP Billiton interest (%)
	Copper						
Escondida Cluster	Escondida[1]	All	5,870 @ 0.64% Cu	3,230 @ 0.50% Cu	10,100 @ 0.50% Cu	193	57.5
	Pampa Escondida	Sulphide	294 @ 0.53% Cu	1,150 @ 0.55% Cu	6,000 @ 0.43% Cu		
	Pinta Verde	All leach ore types	109 @ 0.60% Cu	87 @ 0.52% Cu	52 @ 0.48% Cu		
	Chimborazo	Leach sulphide	NA	139 @ 0.50% Cu	84 @ 0.60% Cu		
Pampa Norte	Cerro Colorado	All leach ore types	79 @ 0.53% Cu	281 @ 0.58% Cu	45 @ 0.63% Cu	18	100
	Spence	All leach ore types	205 @ 0.83% Cu	108 @ 0.42% Cu	27 @ 0.24 Cu	27	
		Hypogene sulphide	514 @ 0.47% Cu, 200ppm Mo	789 @ 0.45% Cu, 130ppm Mo	996 @ 0.40% Cu, 80ppm Mo	NA	
Olympic Dam		Sulphide	1,330 @ 0.96% Cu, 0.29kg/t U_3O_8, 0.40g/t Au, 2g/t Ag	4,610 @ 0.79% Cu, 0.24kg/t U_3O_8, 0.32g/t Au, 1g/t Ag	4,120 @ 0.71% Cu, 0.25kg/t U_3O_8, 0.24g/t Au, 1g/t Ag	9[2]	100
Antamina		Sulphide	247@ 0.91% Cu, 11g/t Ag, 0.7% Zn, 280 ppm Mo	848@ 0.89% Cu, 10g/t Ag, 0.9% Zn, 200 ppm Mo	1,280@ 0.88% Cu, 11g/t Ag, 0.7% Zn, 170 ppm Mo	58	33.75

1. Escondida includes Escondida and Escondida Norte combined.
2. Represents total material mined instead of processed to account for unplanned mill outage.

BHP Billiton Investor Briefing, Copper Overview
December 2015
4
bhpbilliton

Experienced and diverse leadership team
President Daniel Malchuk
Copper Business
Graham Tiver Vice President Finance
Hilmar Rode Asset President Escondida
Vicky Binns Vice President Marketing Copper
Alex Jaques Vice President Human Resources
María Olivia Recart Vice President Corporate Affairs
Kevin O´Kane Asset President Pampa Norte
Andrew Arthur Vice President Strategy & Development
Jean Des Rivieres Vice President Exploration
Marcos Bastías Vice President Major Projects
Matt Currie Vice President HSE
Jacqui McGill Asset President Olympic Dam
Santiago Montt Vice President Group Legal Copper
BHP Billiton Investor Briefing, Copper Overview December 2015 5 bhpbilliton

Key themes
We value safe and sustainable operations above all else
Attractive fundamentals expected to support long-term prices
– robust long-term demand growth and industry-wide supply challenges point to structural deficit
We have the largest resource base
– large, long-life, expandable assets competitively positioned on the cost curve
World-class operating capability
– targeting unit costs of US$1.08/lb1 by FY17 (34% reduction since FY12)
– differentiated water and power solutions to provide a competitive advantage
Release of latent capacity delivers more volumes at very low cost
– Escondida: ~1.2 Mtpa average production capacity for a decade from FY16
– Spence: optimisation initiatives to support utilisation of ~200 ktpa capacity from FY16
– Olympic Dam: SMA2 expected to support utilisation of ~200 ktpa capacity from FY16 and ~220 ktpa by FY19
Strong growth pipeline with competitive returns
– SGO2 advanced to feasibility with potential first production in FY20
– creating staged optionality for substantial long-term growth at Olympic Dam
1. Unit cash costs presented net of one-off items, by-product credits, freight and TCRCs for operated copper assets (Escondida, Pampa Norte, Olympic Dam).
2. SMA: Southern Mine Area; SGO: Spence Growth Option.
BHP Billiton Investor Briefing, Copper Overview December 2015 6 bhpbilliton

Sustainability
Attractive market fundamentals
Productivity and operating excellence
High-return latent capacity
Compelling longer-term options
Keeping our people and operations safe
Despite our goal to achieve zero fatalities
BHP Billiton tragically lost five colleagues in FY15
– Copper Business suffered two fatalities
– we are intensifying our efforts to eliminate fatal and other serious incidents
A company-level safety intervention was initiated in FY15 with clear actions defined
– we are improving road safety through a comprehensive traffic plan
– we are enhancing verification of critical controls for fatality risks across our assets
We have achieved strong and consistent TRIF performance during a period of significant project activity
BHP Billiton Copper safety performance
12 month rolling average TRIF1 per million hours worked 12 8 4 0
FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 YTD
Working to eliminate incidents with potential significant
impact in our Copper Business2
Index, July 2013=1.0, average incidents per month
1.5 1.0 0.5 0.0
FY14 FY15 FY16 YTD
1. Total Recordable Injury Frequency (TRIF) for Escondida, Pampa Norte and Olympic Dam.
2. Incidents with uncontrolled release of energy for Escondida, Pampa Norte and Olympic Dam.
BHP Billiton Investor Briefing, Copper Overview December 2015 7 bhpbilliton

Sustainability
Attractive market fundamentals
Productivity and operating excellence
High-return latent capacity
Compelling longer-term options
Committed to sustainable development
Focused on environmental sustainability
The Kelar gas-fired power plant will support less emissions-intensive growth
Reducing our reliance on local aquifers
– comprehensive water management plan
– increasing desalinated water capacity from 500 l/s to 3,000 l/s by FY17
Supporting conservation of biodiversity across 500 square km in Valdivian Coastal Reserve
Making a positive contribution to our communities
Applying our principles of good governance, sustainability, collaboration and alignment
– key partner in establishment of CREO1
– supporting programs in primary, technical and professional education
US$255 million invested in community projects since FY11
Valdivian Coastal Reserve
Early childhood education
1. A long-term plan supported by the OECD to improve quality of life in Antofagasta, aligning public and private investment with citizen participation.
BHP Billiton Investor Briefing, Copper Overview December 2015 8 bhpbilliton

Sustainability
Attractive market fundamentals
Productivity and operating excellence
High-return latent capacity
Compelling longer-term options
Copper – a key pillar of BHP Billiton
Our Copper business continues to deliver exceptional returns
– 23% of Group production1
– 24% of Group Underlying EBIT
– average Underlying EBIT margin of 37%
– 24% of Group capital expenditure
– average return on net operating assets of 20%2
Our world-class portfolio and the attractive market outlook ensures Copper remains a key pillar of BHP Billiton
Note: All measures calculated over the period FY13 to FY15.
1. Based on copper equivalent production calculated using FY13 average realised prices.
2. Represents Underlying EBIT divided by Net Operating Assets.
A major contributor to production1
% of BHP Billiton production
30 20 10 0
FY13 FY14 FY15
A significant contributor to earnings
% of BHP Billiton EBIT Underlying EBIT margin, %
30 60
20 40
10 20
0 0
FY13 FY14 FY15
Copper Underlying EBIT share
Copper Underlying EBIT margin
BHP Billiton Investor Briefing, Copper Overview December 2015 bhpbilliton 9

Sustainability
Attractive market fundamentals
Productivity and operating excellence
High-return latent capacity
Compelling longer-term options
Industry fundamentals are attractive
Modest surplus in the short term
Demand growth moderating due to economic rebalancing in China
Limited reaction from higher-cost supply to weaker prices
Fundamentals expected to support higher long-run prices
Compelling long-term growth in global demand
Structural supply deficit expected
– declining grades at current operations
– greenfield projects restricted by geopolitical challenges and social tensions
– insufficient high-quality discoveries
Industry-wide challenges expected to support attractive margins for those with competitive cost position
Source: BHP Billiton analysis; Wood Mackenzie.
1. Production from base case and highly probable projects.
Deficit expected to emerge at the end of the decade
Copper, Mt
30 25 20 15
CY15e CY17e CY19e CY21e CY23e CY25e
Primary demand Primary supply1
Industry-wide challenges expected to maintain
shape of the cost curve in the long run
C1 cash cost, copper US$/lb
Cumulative production
CY15e CY25e
BHP Billiton Investor Briefing, Copper Overview December 2015 10 bhpbilliton

Sustainability
Attractive market fundamentals
Productivity and operating excellence
High-return latent capacity
Compelling longer-term options
Supply challenges support long-run prices
Grade decline from aging orebodies and longer cycle times expected to impact the cost of global supply
– industry grades expected to decline by 17% over the next decade
Desalinated water and pumping capacity requirements will add margin pressure in Chile
– sea water now provides ~16% of total industry requirements
– sea water use expected to quadruple by CY25 representing ~50% of total water usage
Labour productivity in Chile and Australia remains a key challenge
– industry-wide labour productivity has decreased by >20% over the last decade
Our proactive approach to address these challenges will provide a competitive advantage
Industry grades continue to decline
Weighted average
copper grade1, %
1.4 1.2 1.0 0.8
CY01 CY05 CY09 CY13 CY17e CY21e CY25e
Water use in copper mining in Chile
m3/second
30 20 10 0
CY09 CY13 CY17e CY21e CY25e
Fresh water Sea water
Source: Australian Bureau of Statistics, Mining Council, Wood Mackenzie, Cochilco.
1. Based on average grade weighted by paid copper.
BHP Billiton Investor Briefing, Copper Overview December 2015 11 bhpbilliton

Sustainability
Attractive market fundamentals
Productivity and operating excellence
High-return latent capacity
Compelling longer-term options
A simple portfolio of large, long-life assets
A portfolio of some of the largest assets...
FY15 attributable copper production, Mt
2
1
0
Peer 1 Peer 2 BHP Billiton Peer 3 Peer 4 Peer 5 Peer 6 Peer 7
...with significant growth upside
Net equity ownership resources1, Bt
30
20
10
0
BHP Billiton Peer A Peer B Peer C Peer D Peer E Peer F Peer G
Resolution Antamina
2,380
(58) 405 Pampa Norte:
(18) Cerro Colorado
Total Resources2, Mt Singapore
1,000 (10) (MarketingHub)
(FY15 ROM Production, Mt) 340 Pampa Norte:
Measured+Indicated (27) Spence3
Inferred
Operations 10,100
Development option (9)
Santiago 19,200
Offices (193) Escondida4
Olympic Dam
1. Net equity ownership of total Mineral Resources (inclusive of Reserves).
2. Classified Mineral Resources on a 100% basis. Total Resources rounded to the third significant figure. A complete breakdown by Resource classification is provided on slide 4.
3. Excludes 2.3 Bt Mineral Resources declared for Spence Hypogene.
4. Excludes combined 7.9 Bt of Mineral Resources declared for Pampa Escondida, Pinta Verde and Chimborazo.
BHP Billiton Investor Briefing, Copper Overview December 2015
12
bhpbilliton

Sustainability | Attractive market fundamentals | Productivity and operating excellence | High-return latent capacity | Compelling longer-term options

Our strong margins have significant upside

- We are competitively placed on the cost curve
  - steep tail underpins attractive margins for low-cost producers in the long term
- We will further improve our cost competitiveness despite industry challenges
  - productivity efforts are reducing costs across all our assets
  - Escondida's three concentrator strategy sustains its cost position despite grade decline and increasing key input costs
  - SGO delivers a competitive cost structure over a longer life at Spence
  - shift to SMA significantly reduces unit costs at Olympic Dam
- Targeting unit costs of US$1.08/lb[1] by FY17
  - 34% reduction since FY12

Further improving our cost competitiveness
CY15, C1 cash costs, copper US$/lb


~100 mines
~20% of total output
~80 mines
~55% of total output
~90 mines
~25% of total output
Olympic Dam long term
Antamina
Spence
Escondida
Olympic Dam
Cerro Colorado
Segment #1
Fragmented, dominated by poly-metallic mines
Segment #2
Predominantly large, low-cost porphyry copper mines
Segment #3
Higher-cost operations

Source: C1 cost curve based on Wood Mackenzie data for peers and BHP Billiton data for own assets.
1. Unit cash costs presented net of one-off items, by-product credits, freight and TCRCs for operated copper assets (Escondida, Pampa Norte, Olympic Dam).

BHP Billiton Investor Briefing, Copper Overview
December 2015
13
bhpbilliton

Sustainability Attractive market fundamentals Productivity and operating excellence High-return latent capacity Compelling longer-term options
Our differentiated water and power solutions
Our proactive approach to securing sustainable water and power supply will emerge as a key competitive advantage
Our water strategy balances our requirements with sustainable use of aquifers
– we are optimising water recovery from our concentrator process with a targeted 30% reduction in fresh water consumption
– EWS1 is 67% complete and will enable transition from ~10% to >40% use of desalinated water by FY18
Kelar will provide 517 MW of gas-fired power and secure our long-term supply needs in a more sustainable way while providing flexibility
– can support expansion options at Escondida and Pampa Norte
– 83% complete and on track to be commissioned in H2 CY16
1. EWS: Escondida Water Supply project.
Reverse smosis building
Electrical building
Pre- treatment
Reagents
Sand filters
Escondida Water Supply project
BHP Billiton Investor Briefing, Copper Overview December 2015 14 bhpbilliton

Sustainability Attractive market fundamentals Productivity and operating excellence High-return latent capacity Compelling longer-term options
Our differentiated approach to productivity
We have embedded US$3.2 billion of annualised productivity gains since FY12
We are methodically re-setting our cost structure through a bottom-up process underpinned by our common operating model and systems
Our simple approach to productivity enables continuous safe and sustainable improvement understanding the key value and cost drivers
using benchmarks and knowledge sharing to identify the gaps
executing the required changes safely and sustainably
1. Reported Underlying EBIT excludes Other and Third Party Products.
Our operating model for continuous improvement
What is important What is possible Closing the gap
Key value and cost driver trees Benchmarking Execution tools
Productivity impact on Copper Business Underlying EBIT
US$ billion
6
4
2
0
FY12 FY13 FY14 FY15
Productivity volume
Operating cash cost efficiency
Reduction in exploration and business development
Reported Underlying EBIT1
Underlying EBIT without productivity gains
BHP Billiton Investor Briefing, Copper Overview December 2015 15 bhpbilliton

Sustainability Attractive market fundamentals Productivity and operating excellence High-return latent capacity Compelling longer-term options
Step change in productivity across all assets
Escondida
7% reduction in unit costs at Escondida to US$1.01/lb1 in FY15
– supported by operational improvements, supply optimisation and labour productivity
Grade adjusted unit costs expected to decline a further 14% in FY162
– an additional 7% reduction anticipated in FY172
Moving more tonnes per FTE3 at a lower cost
Escondida, index, FY14=100
170
135
100
65
30
FY14 FY15 12 months 3 months Oct 15
to Oct 15 to Oct 15
Mine unit cost Material mined per FTE
Productivity efforts offset grade decline at Escondida
US$/lb1
1.50
1.00 14%
0.50
0.00
FY12 FY13 FY14 FY15 FY16e FY17e
Unit cost Unit cost (grade adjusted) Grade impact
1. Unit cash costs presented net of one-off items, by-product credits, freight and TCRCs. Relative to FY14. FY15 one-off items relate to the implementation of the Escondida voluntary redundancy program which is expected to reduce employee head count by >20%.
2. FY16 and FY17 unit costs presented on a FY15 grade-equivalent basis; unit costs prior to grade adjustment of US$1.21/lb in FY16 and US$1.08/lb in FY17; exchange rates of USD/CLP 702 in FY16e and 729 in FY17e.
3. Full time equivalent (FTE) employees and contractors.
BHP Billiton Investor Briefing, Copper Overview December 2015 16 bhpbilliton

Sustainability Attractive market fundamentals Productivity and operating excellence High-return latent capacity Compelling longer-term options
Step change in productivity across all assets
Pampa Norte
Significantly reduced unit costs at Spence
– targeting a 10% reduction to US$0.87/lb by FY171
– dry plant throughput expected to increase 20% to 56 ktpd by FY161
Improving competitiveness at Cerro Colorado
– targeting a 10% reduction to US$1.91/lb by FY171
– supported by increased throughput as well as contractor and labour productivity
Olympic Dam
~48% reduction in unit costs to US$1.00/lb in FY172
– labour efficiencies and contract and supply renegotiations
Reducing unit costs at Pampa Norte1
US$/lb
4.0
3.0
2.0
1.0
0.0
FY12 FY13 FY14 FY15 FY16e FY17e
Spence Cerro Colorado
Transformational reduction of unit costs at Olympic Dam2
US$/lb
4.0
3.0
2.0
1.0
0.0
FY12 FY13 FY14 FY15 FY16e FY17e
1. Relative to FY15. Unit cash costs presented net of one-off items and freight with sales volumes adjusted for impact of intercompany sales and purchases. Based on exchange rates of USD/CLP 702 in FY16e and 729 in FY17e.
2. Relative to FY15. Unit cash costs presented net of by-product credits. Based on exchange rates of AUD/USD 0.73 in FY16e and 0.72 in FY17e.
BHP Billiton Investor Briefing, Copper Overview December 2015 17 bhpbilliton

Sustainability Attractive market fundamentals Productivity and operating excellence High-return latent capacity Compelling longer-term options
Releasing latent capacity at low cost
Escondida
~1.2 Mtpa average production capacity for a decade from FY16
– guidance maintained at 940 kt in FY16
– ~15% production uplift expected in FY17
– no new major capital required for a decade
– grades recover to ~1% in the early 2020s
OGP1 concentrator achieved mechanical completion in May 2015
– reaching full production during FY16
EWS on schedule for completion in CY17 – supports three concentrator strategy
Working to extend the life of Los Colorados to at least FY301
– supports a 70%2 uplift in throughput to 375 ktpd at very low capital intensity
Grade decline will be offset by higher throughput
Production, Mt Mill head grade, %
1.5 1.8
1.0 1.4
0.5 1.0
0.0 0.6
FY12 FY13 FY14 FY15 FY16e FY17e
Total production Mill head grade
Limited capital required beyond EWS
Escondida major capital expenditure3, US$ billion
3.0
2.0
1.0
0.0
FY12 FY13 FY14 FY15 FY16e FY17e
1. Subject to Escondida Owners Council approval.
2. Three concentrators with potential to increase throughput capacity to ~375 ktpd relative to the 220 ktpd average achieved in FY14.
3. Excludes maintenance and minor and improvement capital.
BHP Billiton Investor Briefing, Copper Overview December 2015 18 bhpbilliton

Sustainability | Attractive market fundamentals | Productivity and operating excellence | High-return latent capacity | Compelling longer-term options

Releasing latent capacity at low cost

Olympic Dam

- Access to higher-grade SMA ore optimises utilisation of existing surface infrastructure
  - low-cost acceleration of drilling plans
  - will support copper grades >2.2% from FY21
  - potential to achieve average utilisation of ~220 ktpa capacity over the next decade

Spence Recovery Optimisation Project

- Low capital intensity project to accelerate heap leach kinetics
  - increases leach pad utilisation and improves recoveries by 12 percentage points
  - can support tankhouse capacity of ~200 ktpa between FY16 and FY19
  - grades expected to average ~0.7% for remaining mine-life of supergene to mid 2020s

Accessing SMA to fully utilise surface infrastructure


Olympic Dam production, kt
Mill head grade, %
225
150
75
0
2.5
2.0
1.5
1.0
FY12
FY13
FY14
FY15
FY16e
FY17e
Total production
Mill head grade

Improved recoveries through heap leach optimisation


Spence production, kt
Grade, %
225
150
75
0
1.5
1.0
0.5
0.0
FY12
FY13
FY14
FY15
FY16e
FY17e
Total production
Grade

BHP Billiton Investor Briefing, Copper Overview
December 2015
19
bhpbilliton

Sustainability Attractive market fundamentals Productivity and operating excellence High-return latent capacity Compelling longer-term options
Releasing latent capacity at low cost
Total production expected to return to 1.7 Mt by FY17
Mt
2.0
1.5
1.0
0.5
0.0
FY12 FY13 FY14 FY15 FY16e FY17e
Escondida Spence Cerro Colorado
Olympic Dam Antamina
Unit costs expected to decline to US$1.08/lb by FY171
US$/lb
2.0
1.5
1.0
0.5
0.0
FY12 FY13 FY14 FY15 FY16e FY17e
Escondida grade impact
Unit cost (Escondida grade adjusted)
Unit cost
1. Unit cash costs presented net of one-off items, by-product credits, freight and TCRCs for operated copper assets (Escondida, Pampa Norte, Olympic Dam).
BHP Billiton Investor Briefing, Copper Overview December 2015 20 bhpbilliton

Sustainability | Attractive market fundamentals | Productivity and operating excellence | High-return latent capacity | Compelling longer-term options

A compelling long-term growth pipeline

Spence Growth Option

- Development of the 2.3 Bt hypogene resource
- The project has advanced to feasibility with final Board review expected in 18 months
  - potential to start production in FY20
- Competitive capital cost estimate of less than US$2.2 billion will support attractive returns[1]
  - construction of a 95 ktpd concentrator
  - supergene leaching continues until ~FY25 supplemented by low-grade hypogene leaching from early 2020s
  - potential to deliver incremental copper capacity of ~200 ktpa in the first 10 years
- Outsourcing options being assessed for development of desalination plant
- Attractive copper and molybdenum grades will support solid second segment C1 cost position



Current operations
Heap leaching
Oxide
Supergene
Primary crushing
Stacking & leaching
SX & EW plant[2]
Copper cathodes
SGO scope
Concentrator
Hypogene
Primary crushing
95 ktpd concentrator plant
Outsourcing
Desalination plant
Copper concentrate

1. Excludes desalination plant.
2. Solvent extraction and electrowinning.

BHP Billiton Investor Briefing, Copper Overview
December 2015

21

bhpbilliton

Sustainability | Attractive market fundamentals | Productivity and operating excellence | High-return latent capacity | Compelling longer-term options

A compelling long-term growth pipeline

Olympic Dam Underground Expansion

- Underground expansion to increase ore hoisted to ~20 Mtpa through an additional shaft
- Potential to deliver ~450 ktpa[1] of total copper production from CY25
- First segment C1 cost position post by-product credits
- Includes a capital-efficient heap leach stream operating in parallel with current concentrator and uranium leach operations
- Progressing to pre-feasibility in CY17 subject to internal approval
- Maintains longer-term optionality for open-pit development


OXYGEN ALARM
CRIB 2
CRIB 3
FEED TANK 1
Cribs at heap leach pilot plant facility

1. ~750 ktpa on a copper equivalent basis (including gold, silver and uranium by-products).

BHP Billiton Investor Briefing, Copper Overview
December 2015
22
bhpbilliton

Sustainability Attractive market fundamentals Productivity and operating excellence High-return latent capacity Compelling longer-term options
Working to expand our long-term options
Exploration
Increasing our long-term copper options is a strategic priority
– greenfield exploration budget of US$65 million for FY16
Greenfield exploration targeting Tier 1 discoveries in the Americas
Safe, focused and disciplined programs governed by strong frameworks
– >70% reduction in operational costs since FY13 supported by drilling efficiencies
Resolution (BHP Billiton 45%, Rio Tinto 55%)
Significant long-term growth option as one of the best undeveloped copper deposits in the world
Focused on optimising value through active engagement with our joint venture partner
Our exploration program is focused on the Americas
Tucson
Lima
Santiago
Exploration offices
Porphyry copper belts
BHP Billiton Investor Briefing, Copper Overview December 2015
23
bhpbilliton

Key themes
We value safe and sustainable operations above all else
Attractive fundamentals expected to support long-term prices
– robust long-term demand growth and industry-wide supply challenges point to structural deficit
We have the largest resource base
– large, long-life, expandable assets competitively positioned on the cost curve
World-class operating capability
– targeting unit costs of US$1.08/lb1 by FY17 (34% reduction since FY12) – differentiated water and power solutions to provide a competitive advantage
Release of latent capacity delivers more volumes at very low cost
– Escondida: ~1.2 Mtpa average production capacity for a decade from FY16
– Spence: optimisation initiatives to support utilisation of ~200 ktpa capacity from FY16
– Olympic Dam: SMA2 expected to support utilisation of ~200 ktpa capacity from FY16 and ~220 ktpa by FY19
Strong growth pipeline with competitive returns
– SGO2 advanced to feasibility with potential first production in FY20
– creating staged optionality for substantial long-term growth at Olympic Dam
1. Unit cash costs presented net of one-off items, by-product credits, freight and TCRCs for operated copper assets (Escondida, Pampa Norte, Olympic Dam).
2. SMA: Southern Mine Area; SGO: Spence Growth Option.
BHP Billiton Investor Briefing, Copper Overview December 2015
24
bhpbilliton

bhpbilliton

bhpbilliton
Copper Marketing
Attractive industry fundamentals
Vicky Binns, Vice President Marketing, Copper
Andrew Arthur, Vice President Strategy and Development, Copper
Port Coloso

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words.
These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Adjusted effective tax rate, Attributable profit excluding exceptional items, Free cash flow, Gearing Ratio, Net debt, Net operating assets, Underlying attributable profit, Underlying basic earnings per share, Underlying EBIT margin, Underlying EBITDA margin, Underlying EBITDA interest coverage and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Presentation of data
Unless specified otherwise, all data is presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32 and references to Underlying EBITDA margin and Underlying EBIT margin exclude third party trading activities.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
BHP Billiton Investor Briefing, Marketing December 2015
2
bhpbilliton

Key themes
Our proprietary view on the copper market is supported by deep fundamental analysis
Robust copper demand expected from China and non-OECD countries
– copper demand is sustained across the economic development cycle
– continued displacement of copper through substitution is a risk
Supply is increasingly challenged
– current production battling falling grades, disruptions and delays
– future production expected to require significant infrastructure investment
Forecast near-term oversupply expected to transition to a structural deficit from FY19
We are increasing transparency and capturing full value-in-use for our products
BHP Billiton Investor Briefing, Marketing December 2015
3
bhpbilliton

Our copper market analysis is rigorous
Our outlook is based on a granular understanding of key global trends
– sectoral consumption patterns
– technological innovation
– evolving policy landscape
Proprietary analysis underpins our understanding of market dynamics
– product substitution and recycling
– mine by mine production and cost profiles over time
– timing, capex and capacity of new sources of supply
Copper demand analysis – driver tree
China
Power
Distribution
Incremental
F GDP
demand
infrastructure
cable
length
Power cable
coefficient
Generators
Copper
intensity
# of units
Construction
Transformers
Copper intensity
Consumer
durables
Others
Transportation
Legend
Capital goods
Addition
Multiplication
F Function
Other
Example breakdown for power sector
BHP Billiton Investor Briefing, Marketing December 2015
4 bhpbilliton

China is rebalancing towards sustainable growth
Short term
Expecting a trade-off between growth and government reforms in CY16
Growth target for the 13th Five Year Plan for period CY16-CY20 expected to be ~6.5% per annum
Longer term
We expect China will continue to rebalance to slower, more sustainable growth
– consumption and services oriented
Economic reform is crucial
– social, State-Owned Enterprise (SOE) reforms and financial liberalisation
Source: CEIC, IHS World Industry Services.
GDP growth has been moderating in China
GDP growth, %
12
10
8
6
4
Mar 11
Sep 12
Mar 14
Sep 15
YoY
QoQ (annualised)
China’s shift to consumption-led growth is underway
Sectoral share of Chinese GDP, %
100
75
50
25
0
CY80
CY90
CY00
CY10
CY20e
CY30e
Agricultural
Industry
Services
BHP Billiton Investor Briefing, Marketing December 2015
5 bhpbilliton

China’s shift to consumption supports copper demand
Continued urbanisation and greater prosperity…
– a further 240 million people are expected to urbanise by CY30
– growing middle class will increase consumption
…driving copper demand from all sectors of the economy
– refurbishment and fit out of new and existing housing
– increasing penetration of consumer durables and passenger cars
– expansion and upgrade of power infrastructure
Source: United Nations; Wood Mackenzie; BHP Billiton analysis.
1. Purchasing Power Parity (PPP).
Copper intensity expected to increase in China
kg/capita
40
US, 1960-2010
30
Japan, 1960-2010
Germany, 1960-2010
20
Korea, 1971-2010
10
China, 1980-2015
0
India, 1980-2015
0
20
40
60
GDP per capita, US$’000 2010 PPP1
Copper demand expected to rebalance with economy
% of total demand in China
100
75
50
25
0
CY00
CY15e
CY30e
CY00
CY15e
CY30e
Investment-driven
Power & infrastructure
Consumption-driven
Construction - installation
Other
Capital goods
Construction - refurbishment
Consumer durables
Transportation
Other
BHP Billiton Investor Briefing, Marketing December 2015
6 bhpbilliton

China’s consumption of primary copper is increasing
China will continue to require additional primary units
– primary copper consumption is expected to grow by ~2% per annum to CY30
An increasing share of China’s demand is expected to be satisfied by scrap
– currently ~30% of copper consumed
– potentially rising to >35% by CY30
We analyse Chinese scrap availability in depth
– scrap generation is a function of product life-cycle and recycling rates
– scrap availability forecast to increase by 3-4% per annum to CY30
– market to remain price sensitive
China’s growth in scrap and primary consumption
Mt 20 15 10 5 0 CY15e
CY20e CY25e CY30e
Primary copper consumption Scrap consumption
Product life-cycle critical to scrap availability
China vs. Global, years
80 60 40 20 0
Power Construction Consumer durables Transportation Capital goods
China range Global average
Source: Wood Mackenzie; Antaike; ICA; Fraunhofer ISI; BHP Billiton analysis.
BHP Billiton Investor Briefing, Marketing December 2015
7 bhpbilliton

Consumption growth ex-China remains robust
Total demand in non-OECD countries is expected to grow at ~3.6% per annum to CY30
– infrastructure build-out is a key government focus in India
– substantial scope for urban development in other developing countries such as Indonesia and Vietnam
Total demand in OECD countries is expected to fall ~0.6% per annum to CY30
– renewables and growing penetration of electric vehicles are likely to support demand
World ex-China contributes half of global demand by CY30
Forecast global total copper demand by region, %
CY15e OECD 36 China 44 Non-OECD 20
CY30e OECD 24 China 51 Non-OECD 25
Sustained demand growth ex-China
Forecast total copper demand, index CY10=100
200 150 100 50 0
CY10 CY15e CY20e CY25e CY30e
Non-OECD ex China OECD Total ex-China
Source: Wood Mackenzie.
BHP Billiton Investor Briefing, Marketing December 2015
8 bhpbilliton

Opportunities and threats to copper demand
Copper demand is resilient across different scenarios, including a low-carbon environment
– rising demand for energy efficient technologies
– copper-intensive solutions in the power and machinery sectors
Substitution risks from aluminium in power cable and other end-use products
– growing acceptance of aluminium alloy cable (AAC) by Chinese grid companies
– we assume 2-6% of total Chinese copper demand loss by CY30
– International Copper Association (ICA) promoting copper power cable benefits
Source: ICA; BHP Billiton analysis.
1. Relative to long-term demand in central case.
2. China Nonferrous Metals Industry Association.
Long-term commodity demand range in a 2°C world
Index, central case = 100
125 100 75 50
Energy coal Metallurgical coal Oil Henry Hub gas Copper
Long-term demand range across Global Accord scenario and shock event1
2014 actual demand1 Iron ore
Tracking substitution developments
National codification Chinese national standard is drafted and about to be released
CNIA2 attitude Promoting aluminium substitution to provide “solution for aluminium overcapacity”
China’s grid attitude
Southern Grid endorsed usage of AAC
State Grid identified AAC as potential technology
One local cable maker affiliated with State Grid began to produce AAC
Price difference
Metal cost 30-50% cheaper; however efficiency losses and higher installation/maintenance cost
BHP Billiton Investor Briefing, Marketing December 2015
9 bhpbilliton

New copper supply growing in the near term…
Projects executed in high price environment over the past decade are starting to ramp up
– ~2.7 Mt of potential net additional output anticipated by CY17
To date the supply response to lower prices has been limited
– exchange rate movements have partially offset impact of falling prices on margins
– cost saving initiatives and lower fuel prices have limited closures
Mine disruptions and delays have provided some relief
– primary mine disruptions are likely to exceed historical average this year
– significant project delays
Market expected to remain modestly oversupplied over the next few years
Growing supply in the short run as new projects ramp up
Net annual incremental potential production, Mtpa
2.0 1.5 1.0 0.5 0.0
CY15 CY16 CY17
Supply continues to face disruptions
% of forecast annual production
8 6 4 2 0
CY04 CY05 CY06 CY07 CY08 CY09 CY10 CY11 CY12 CY13 CY14 YTD CY15
Other Cost related Average Sep
Source: Wood Mackenzie; BHP Billiton analysis.
BHP Billiton Investor Briefing, Marketing December 2015
10 bhpbilliton

…but a significant structural deficit is forecast
2% annual potential supply reduction is expected following peak production in CY17, equivalent to ~400 kt per annum
– grade has reduced by 19% since CY00
– grades expected to decline a further 17% by CY25 due to maturing porphyry orebodies
Depletion of current operations adds to supply decline
– no significant new discoveries to offset impact of ageing orebodies
A structural deficit is forecast to emerge towards the end of the decade
– additional supply will be required to meet growing demand in the long run
Expecting continued ore grade decline
Copper grades1, %
1.50 1.30 1.10 0.90
CY00 CY05 CY10 CY15e CY20e CY25e
Deficit expected to emerge at the end of the decade
Copper, Mt
30 25 20 15 10
CY15e CY20e CY25e
Base case supply Highly probable supply
Primary demand
Source: Wood Mackenzie; BHP Billiton analysis.
1. Based on average grade weighted by paid copper.
BHP Billiton Investor Briefing, Marketing December 2015
11 bhpbilliton

Higher cost of new supply expected to support stronger long-term prices
New supply expected to come from higher-cost projects facing increasing challenges
– higher capital for infrastructure such as desalination capacity to manage water constraints in Chile
– power and logistics will require significant investment (e.g. the African Copperbelt)
– community opposition and permitting issues are making approvals increasingly difficult (e.g. Peru, Chile and USA)
– location in higher-risk jurisdictions impacts execution timelines and requires higher returns
These factors underpin higher project and expansion incentive prices in the long run
Demand growth is expected to keep price in the steep part of the cost curve supporting high margins for low-cost producers
Continuous capital expenditure escalation
Initial capital intensity1, 2013 US$’000/tpa copper equivalent
18 12 6 0
CY11 CY12 CY13 CY14
Greenfield Brownfield
Long-run incentive price/cost curve
C1 copper cost, US$/lb
Potential primary supply, Mtpa
Current Committed
Uncommitted induced Uncommitted not induced
Source: Wood Mackenzie; BHP Billiton analysis.
1. Based on original expenditure and actual commissioning year.
BHP Billiton Investor Briefing, Marketing December 2015
12 bhpbilliton

Increasing transparency to enhance value
We continue to drive market transparency and improve price realisation
– we report to price index providers to facilitate price transparency
– shifting away from annual benchmark pricing for TCRCs1 and cathode premiums
– increasing proportion of sales utilising short-term pricing mechanisms and spot terms
Copper Marketing has identified ~15 value-accretive projects to support the productivity agenda
– optimised vessel sizes and discharge ports added US$8.4 million in FY15
– optimising cathode supply chain to reduce working capital by ~US$36 million in FY16
Copper TCRC indices outperforming benchmark
Treatment charge, US$/dmt
150 Benchmark
100 50 0
Jan 15 Feb 15 Mar 15 Apr 15 May 15 Jun 15 Jul 15 Aug 15 Sep 15 Oct 15
WoodMac mine-to-trader index
CRU mine-to-smelter index
MB index2
Source: Wood Mackenzie; CRU; Metal Bulletin; BHP Billiton analysis.
1. Treatment charge and refining charge.
2. Tonnage-weighted calculation of actual transactions normalised to a base specification and delivery point, using the value-in-use for materials applied by the market.
BHP Billiton Investor Briefing, Marketing December 2015
13 bhpbilliton

Realising the fair value of our products
The value of Escondida’s concentrate to customers depends on individual smelter constraints and our grade relative to others
Value-in-use (VIU) is mainly determined by the composition of the copper concentrate
– copper grade
– slag to copper ratio
– sulphur to copper ratio
– impurities
– precious metals
We optimise grades and recoveries at Escondida based on key value-in-use drivers
Improving the understanding of our concentrate value
Escondida TCRC premium or discount by technology and blending1
Premium
Discount
Lower slag improves smelter metal recoveries
Slag to copper ratio
5 4 3 2 1 0 Escondida
1. Escondida copper concentrate TCRC premium or discount in relation to average concentrate qualities in the market based on internal VIU analysis for sample smelters.
BHP Billiton Investor Briefing, Marketing December 2015
14 bhpbilliton

Key themes
Our proprietary view on the copper market is supported by deep fundamental analysis
Robust copper demand expected from China and non-OECD countries
– copper demand is sustained across the economic development cycle
– continued displacement of copper through substitution is a risk
Supply is increasingly challenged
– current production battling falling grades, disruptions and delays
– future production expected to require significant infrastructure investment
Forecast near-term oversupply expected to transition to a structural deficit from FY19
We are increasing transparency and capturing full value-in-use for our products
BHP Billiton Investor Briefing, Marketing
December 2015
15 bhpbilliton

bhpbilliton

bhpbilliton
Copper Financial Performance
Strong margins through the cycle
Graham Tiver
Vice President Finance, Copper
Escondida

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words.
These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Adjusted effective tax rate, Attributable profit excluding exceptional items, Free cash flow, Gearing Ratio, Net debt, Net operating assets, Underlying attributable profit, Underlying basic earnings per share, Underlying EBIT margin, Underlying EBITDA margin, Underlying EBITDA interest coverage and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Presentation of data
Unless specified otherwise, all data is presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32 and references to Underlying EBITDA margin and Underlying EBIT margin exclude third party trading activities.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
BHP Billiton Investor Briefing, Copper Finance
December 2015
2
bhpbilliton

Key themes
Our Copper Business delivers strong margins through the cycle average Underlying EBIT margin of 37% over the last three years
Sustainable productivity gains
offsetting grade decline and industry cost pressures
targeting unit costs of US$1.08/lb1 by FY17
>US$1 billion of supply savings expected by FY172
Improving capital efficiency to sustain current operations and enable future growth all opportunities that deserve investment are receiving capital we continue to optimise maintenance and minor and improvement capital our major growth options will benefit from attractive longer-term fundamentals
We have a platform for outstanding long-term cash flow generation
1. Unit cash costs presented net of one-off items, by-product credits, freight and TCRCs for operated copper assets (Escondida, Pampa Norte, Olympic Dam).
2. Relative to FY14.
BHP Billiton Investor Briefing, Copper Finance
December 2015
3
bhpbilliton

A high-margin business with strong returns

- Over the last three years the Copper Business has delivered consistently strong results
  - average copper production of 1.7 Mtpa
  - average Underlying EBIT margin of 37%
  - average return on net operating assets of 20%[1]
- EBIT contribution by asset is diversified by process, product and location
- Our major capital commitments are rolling-off supporting even greater cash flow flexibility
  - expenditure at Escondida expected to decrease to <US$400 million in FY17 from an average of US$1.7 billion over FY12-16[2]
  - OGP1 recently commissioned and EWS to be completed in CY17
  - continuing to improve the capital efficiency of SGO and the Olympic Dam Expansion

Underlying EBIT
US$ billion


Index, FY13=100
6
4
2
0
125
100
75
50
FY13
FY14
FY15
FY16e
FY17e
EBIT
Copper realised price (RHS)
Cash unit cost (Escondida grade adjusted to FY15, RHS)

Underlying EBIT Contribution by Asset[3]
FY17e, %


Olympic Dam
18
Antamina
15
Pampa Norte
11
Escondida
56

1. Represents Underlying EBIT divided by Net Operating Assets.
2. Excludes maintenance and minor and improvement capital.
3. Excludes 'Other' which includes division overheads; Escondida shown on BHP Billiton share basis.

BHP Billiton Investor Briefing, Copper Finance
December 2015
4
bhpbilliton

Mitigating lower grades and prices through productivity

- We are offsetting the impact of lower grades and prices through greater productivity
  - US$3.2 billion of annualised productivity gains since FY12
- Focused cost and productivity programs are delivering results across all our assets
  - employee and contractor productivity
  - price and demand led supply savings
  - plant and equipment utilisation
- Targeting a 34% reduction[1] in unit cash costs at our operated assets between FY12 and FY17
- Higher volumes from the release of latent capacity will dilute our fixed cost base
  - three concentrator strategy at Escondida[2]
  - recovery optimisation at Spence
  - Southern Mine Area at Olympic Dam

Significant reduction in cash unit cost since FY12[1]
US$/lb



2.0
1.0
0.0
1.63
1.41
1.39
1.10
1.27
1.08
FY12
FY13
FY14
FY15
FY16e
FY17e
Escondida grade impact

Driven by productivity led improvements[1]
US$/lb



down 34%
2.0
1.0
0.0
1.63
0.27
0.15
0.13
1.08
0.20
0.88
FY12
Exchange rate benefit
Productivity (volumes)
Productivity (costs)
FY17e
Escondida grade adjustment
FY17e grade adjusted

1. Unit cash costs presented net of one-off items, by-product credits, freight and TCRCs for operated copper assets (Escondida, Pampa Norte, Olympic Dam). Escondida grade adjusted to FY15.
2. Subject to Escondida Owners Council approval.

BHP Billiton Investor Briefing, Copper Finance
December 2015
5
bhpbilliton

Achieving significant cost efficiencies
We expect our sustainable productivity programs to more than offset industry-wide cost pressures we will improve our position on the cost curve
We are moving more material at lower costs to offset grade decline
27% increase in material movement from FY12 to FY17
cash costs per tonne of material mined are expected to decline ~40% from FY12 to FY17
Our water and power solutions will enable increased throughput albeit at higher costs electricity cost expected to increase ~10%2 by end of the decade at Escondida average cost of water expected to increase ~35%3 by end of the decade at Escondida pursuing opportunities to offset cost increases through mitigating strategies
Moving more material (ex-pit) at lower cost1
Index, FY12=100
140
120
100
80
60
FY12
FY13
FY14
FY15
FY16e
FY17e
Material mined
Cash costs per tonne of material mined
Cash cost breakdown1
Currency split1
FY17e, %
Other
FY17e, %
7
Labour
Fuel &
14
energy
17
Local
43
US$
57
Consumables
Contractors
28
34
1. Operated copper assets (Escondida, Pampa Norte and Olympic Dam).
2. Relative to FY15; Based on internal BHP Billiton price protocol.
3. Relative to FY15; Includes cost of electricity; From all sources: fresh, recovered and desalinated.
BHP Billiton Investor Briefing, Copper Finance
December 2015
6
bhpbilliton

A step change in people productivity
All assets are delivering a step change in people productivity supported by FTE1 reductions in FY162 implementation of Voluntary Redundancy Program and contractor optimisation drives 28% reduction at Escondida insourcing contractor activities will contribute to a net 19% reduction at Pampa Norte
20% reduction expected at Olympic Dam
Functional headcount expected to decline 45% by FY17 through simplification of support structures delayering organisation levels
reviewing optimal span of control
aggregation of certain activities in Santiago
leveraging shared services
Improving people productivity
Material mined (ex-pit), kt/FTE1
50
up 80%
40
30
20
10
0
FY14
FY15
FY16e
FY17e
Simplifying our support functions
Functional FTE3
2,500
down 30%
further 15% reduction
2,000
1,500
1,000
500
0
FY14
FY15
FY16e
FY17e4
1. Full time equivalent (FTE) comprises employees and contractors at BHP Billiton operated assets.
2. Relative to FY14.
3. Functional full time equivalent includes Finance, Supply, Information Systems, Human Resources, Strategy & Business Development, Health Safety & Environment and Major Projects.
4. FY16 to FY17 driven by reduced Major Project activity.
BHP Billiton Investor Briefing, Copper Finance
December 2015
7
bhpbilliton

>US$1 billion of supply savings by FY17
We expect to achieve >US$1 billion of sustainable annualised supply savings by FY171
~45% of targeted savings have been achieved as at 31 October 2015 further upside to come from a robust pipeline of opportunities
We are resetting our cost base by challenging the status quo ensuring our vendors are fully subscribed to our productivity agenda switching to performance based vendor payment structures
exploring low-cost country sourcing opportunities
>US$1 billion reduction in external expenditure by FY171
(US$ billion)
1.5
1.0
0.5
0.0
Demand reduction
Process optimisation
Contract negotiation
Insourcing
Delivering tangible results
Asset
Service
% Saving
How was this achieved?
Escondida
Maintenance contractor
53
Tool-time improvement and supplier consolidation
Escondida
Equipment rental
50
Cross-asset initiatives resulting in price saving and reduction in demand
Pampa Norte
Plant production services
39
Competitive bidding process
Olympic Dam
Consumable supplier
34
Low-cost country sourcing
1. Annualised basis relative to FY14.
BHP Billiton Investor Briefing, Copper Finance
December 2015
8
bhpbilliton

Maximising plant and equipment utilisation
Our focus on maximising the underlying performance of our plant and equipment is delivering results each incremental tonne further dilutes the fixed cost base and delivers a cash margin of ~70%1
Overall Equipment Effectiveness (OEE) improved for Ultra Class Trucks fleet optimisation through monitoring truck queue and shovel wait time larger, less frequent blasts
OEE also improved for Semi Autogenous Grinding (SAG) mills
optimisation of maintenance strategies
adoption of advanced monitoring technology resulting in system stability improvements
Improving Ultra Class Truck performance2
OEE, %
70
60
50
FY13
FY14
FY15
FY16
Improving SAG mill performance2
Concentrator OEE, %
100
75
Planned shutdowns
50
FY13
FY14
FY15
FY16
1. Based on fixed/variable cost split of 48%:52%; exchange rates of USD/CLP 728 and AUD/USD 0.72; copper price of US$2.10/lb.
2. Operated copper assets (Escondida, Pampa Norte, Olympic Dam).
BHP Billiton Investor Briefing, Copper Finance
December 2015
9
bhpbilliton

Improving our capital efficiency

Maintenance capital

- We will not compromise the integrity of our plant and equipment
  - reduction in maintenance capital supported by improved equipment and people productivity

Minor and improvement capital

- We are unlocking latent capacity at very low capital intensity to deliver near-term growth
  - three concentrator strategy at Escondida
  - recovery optimisation at Spence
  - Southern Mine Area at Olympic Dam

Growth capital

- Escondida can maintain production for a decade with minimal capital following completion of EWS
- SGO now in feasibility with capital efficiency improving through each toll-gating phase

Maintenance & minor and improvement[1] capital expenditure
US$ billion



down 42%
1.5
1.0
0.5
0.0
FY12
FY13
FY14
FY15
FY16e
FY17e
Maintenance
Minor and improvement
LCE

Improving the capital efficiency of SGO
Index, start early development=100



Layout optimisation
Technology initiatives
Levering market conditions and further productivity gains
100
75
50
25
0
Start early development
End early development
End of pre-feasibility
Target

1. Operated copper assets (Escondida, Pampa Norte, Olympic Dam); minor and improvement includes Olympic Dam Major Smelter Works and infrastructure associated with the development of the Southern Mine Area at Olympic Dam; minor and improvement excludes underground mine development and open-cut deferred stripping.

BHP Billiton Investor Briefing, Copper Finance
December 2015
10
bhpbilliton

Contributing to our communities

- Our Copper Business is a substantial tax contributor
  - we are the largest private tax payer in Chile with US$1.1 billion paid in CY14
  - Olympic Dam pays royalties of ~US$60 million[1] per annum to the State of South Australia
- Where possible we source products and services locally from our host communities
  - US$5.3 billion paid to suppliers in Chile during CY14 with 91% of all suppliers locally based
  - US$1.4 billion paid to suppliers in Australia during FY15 with US$0.4 billion spent within the State of South Australia
- BHP Billiton is committed to voluntarily contribute 1% pre-tax profits[2] to support local communities
  - US$33 million invested in social projects within Chile in CY14


ESCONDIDA
Escondida Community Sport Program


Los Textiles de Isluga
Textil Isluga exhibition, Iquique Regional Museum

1. Average FY13 to FY15.
2. Average pre-tax profits in the previous three fiscal years.

BHP Billiton Investor Briefing, Copper Finance
December 2015
11

Key themes
Our Copper Business delivers strong margins through the cycle average Underlying EBIT margin of 37% over the last three years
Sustainable productivity gains
offsetting grade decline and industry cost pressures
targeting unit costs of US$1.08/lb1 by FY17
>US$1 billion of supply savings expected by FY172
Improving capital efficiency to sustain current operations and enable future growth all opportunities that deserve investment are receiving capital we continue to optimise maintenance and minor and improvement capital our major growth options will benefit from attractive longer-term fundamentals
We have a platform for outstanding long-term cash flow generation
1. Unit cash costs presented net of one-off items, by-product credits, freight and TCRCs for operated copper assets (Escondida, Pampa Norte, Olympic Dam).
2. Relative to FY14.
BHP Billiton Investor Briefing, Copper Finance
December 2015
12
bhpbilliton

bhpbilliton

Appendix: Unit cash cost calculations

Operated Copper unit costs (US$ million)	FY12	FY13	FY14	FY15	FY16e	FY17e
Revenue	11,258	12,382	11,658	10,500		
Underlying EBITDA	5,125	6,261	5,838	5,106		
Cash costs (gross)	**6,133**	**6,121**	**5,820**	**5,394**		
Less: one-off items	206	103	-	188		
Less: by-product credits	813	795	658	596		
Less: freight	132	159	159	132		
Less: treatment and refining charges	218	300	341	474		
Cash costs (net)	**4,763**	**4,764**	**4,662**	**4,004**		
Sales (kt)[1]	1,325	1,531	1,525	1,644		
Cash cost per pound (US$)	**1.63**	**1.41**	**1.39**	**1.10**	**1.27**	**1.08**
Escondida grade adjustment[2]	(0.20)	0.01	(0.07)	*Base year*	(0.26)	(0.20)
Adjusted cash cost per pound (US$)	**1.43**	**1.42**	**1.32**	**1.10**	**1.01**	**0.88**

Escondida unit costs (US$ million)	FY12	FY13	FY14	FY15	FY16e	FY17e
Revenue	6,960	8,596	8,085	7,819		
Underlying EBITDA	3,654	5,175	4,754	4,064		
Cash costs (gross)	**3,306**	**3,421**	**3,331**	**3,755**		
Less: one-off items	171	103	-	188		
Less: by-product credits	252	211	175	177		
Less: freight	115	142	139	117		
Less: treatment and refining charges	218	300	341	474		
Cash costs (net)	**2,549**	**2,665**	**2,676**	**2,799**		
Sales (kt)[1]	863	1,130	1,116	1,259		
Cash cost per pound (US$)	**1.34**	**1.07**	**1.09**	**1.01**	**1.21**	**1.08**
Escondida grade adjustment[2]	(0.24)	0.01	(0.08)	*Base year*	(0.34)	(0.27)
Adjusted cash cost per pound (US$)	**1.10**	**1.08**	**1.01**	**1.01**	**0.87**	**0.81**

1. Sales volumes adjusted for impact of intercompany sales and purchases.
2. Escondida sales volumes grade adjusted to FY15.

BHP Billiton Investor Briefing, Copper Finance
December 2015
14
bhpbilliton

bhpbilliton
Olympic Dam
Realising our full potential
Daniel Malchuk
President, Copper
Olympic Dam

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words.
These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Adjusted effective tax rate, Attributable profit excluding exceptional items, Free cash flow, Gearing Ratio, Net debt, Net operating assets, Underlying attributable profit, Underlying basic earnings per share, Underlying EBIT margin, Underlying EBITDA margin, Underlying EBITDA interest coverage and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Presentation of data
Unless specified otherwise, all data is presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32 and references to Underlying EBITDA margin and Underlying EBIT margin exclude third party trading activities.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
BHP Billiton Investor Briefing, Olympic Dam
December 2015
2
bhpbilliton

Statement of Mineral Resources and Mineral Inventory Classifications

Mineral Resources

The information in this presentation that relates to the FY2015 Mineral Resources (inclusive of Ore Reserves) was first reported by the Company in compliance with the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012' ('The JORC Code 2012 Edition') in the 2015 BHP Billiton Annual Report of September 2015.

All reports are available to view on http://www.bhpbilliton.com.

Mineral Resources are reported by S. O'Connell (MAusIMM) – Olympic Dam who is employed by BHP Billiton.

The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcements and, in the case of estimates of Mineral Resources, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcements continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Persons' findings are presented have not been materially modified from the original market announcements.

The above-mentioned persons are full-time employees of BHP Billiton, unless otherwise stated, and have the required qualifications and experience to qualify as Competent Persons for Mineral Resources under the 2012 edition of the JORC Code. The compilers verify that this presentation is based on and fairly reflects the Mineral Resources information in the supporting documentation and agree with the form and context of the information presented.

Asset	Deposit	Ore Type	Measured Resource (Mt)	Indicated Resource (Mt)	Inferred Resource (Mt)	FY15 ROM production (Mt)	BHP Billiton interest (%)
	Copper						
Olympic Dam		Sulphide	1,330 @ 0.96% Cu, 0.29kg/t U_3O_8, 0.40g/t Au, 2g/t Ag	4,610 @ 0.79% Cu, 0.24kg/t U_3O_8, 0.32g/t Au, 1g/t Ag	4,120 @ 0.71% Cu, 0.25kg/t U_3O_8, 0.24g/t Au, 1g/t Ag	9[1]	100

1. Represents total material mined instead of processed to account for unplanned mill outage.

BHP Billiton Investor Briefing, Olympic Dam
December 2015

3

bhpbilliton

Key themes
Creating safe and stable operations with a focus on material risk management
We are releasing latent capacity through low-risk, capital-efficient underground expansions
– accessing the Southern Mine Area (SMA) will enable full utilisation of smelter and refinery
– ~200 ktpa of copper production expected from FY16 to FY18
– ~220 ktpa of copper production capacity by FY19
– near-term expansions maintain long-term optionality
We are resetting our cost base through higher volumes and greater efficiencies
– total cost reduction of >US$400 million expected to support US$1.00/lb by FY171
Our world-class orebody provides substantial growth optionality for decades
– ~450 ktpa of copper production capacity from CY25 with first segment unit costs through potential heap leach technology
1. Relative to FY14. Unit cash costs presented net of by-product credits.
BHP Billiton Investor Briefing, Olympic Dam
December 2015
4
bhpbilliton

Relentless focus on safety
Tragically we lost one of our colleagues in FY15
We have intensified our efforts to enhance our material risk management systems
– improving incident investigation for significant events with serious potential
– identifying and assessing all fatality risks with controls implemented and verified
– shaping the culture to effectively reinforce safe behaviours
Safety performance
12 month rolling average TRIF1 per million hours worked
30
20
10
0
FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 YTD
Incidents with potential significant impact2
Index, July 2013=1.0, number of incidents, 3 month rolling average
2.0
1.5
1.0
0.5
0.0
FY14 FY15 FY16 YTD
1. Total Recordable Injury Frequency (TRIF).
2. Incidents with uncontrolled release of energy.
BHP Billiton Investor Briefing, Olympic Dam
December 2015
5
bhpbilliton

Making a positive contribution
Environment
60 square km conservation and research Arid Recovery initiative adjacent to Olympic Dam
– four species of locally extinct mammals have been reintroduced
Evaluating technologies that could lead to step reductions in greenhouse gas emissions
Community
Locally focused community-driven partnerships
– education and health initiatives improving quality of life
– ~US$426 million of expenditure in FY15 with local suppliers, including ~US$6 million with indigenous businesses
– we have an indigenous employment program and 130 aboriginal employees
Olympic Dam greenhouse gas emissions
CO2 emissions, kt
900
800
700
600
FY12 FY13 FY14 FY15
Education partnership fosters local education
BHP Billiton Investor Briefing, Olympic Dam
December 2015
6
bhpbilliton

A Tier 1 Resource
An attractive 10 Bt poly-metallic Resource1
– fifth largest copper deposit in the world
– largest uranium deposit
– third largest gold deposit
Sublevel open stoping underground mine allows selective access to specific grades
Underground operations
UG Mining
UG broken stock
Hoisting x 2
UG transportation
Surface stockpile
Surface operations
Milling
Flotation
Tails Leach
Tailings storage facility
SX
Uranium
EW
DBF Smelter
ER
Copper
Gold Silver
1. A breakdown by Resource classification is provided on slide 3.
BHP Billiton Investor Briefing, Olympic Dam
December 2015
7
bhpbilliton

Unlocking Resource potential starts with operational stability
Surface operations geared to production capacity of ~220 ktpa of copper
– milling processes are stable with a focus on improving uptime
– concentrate blending and burner modifications have improved smelting capability
– operational stability will further benefit from expected higher feed rates and higher Cu:S ratio1
We have significantly improved the productivity of our underground equipment
– improved Reserving parameters supports mine plan optimisation
Mill utilisation now above pre-outage levels…
Utilisation, %
100
50
0
H1 FY14
H2 FY14
H1 FY15
H2 FY15
YTD Oct 15
Oct 15
Svedala mill utilisation
Fuller mill utilisation
…along with smelter performance
Concentrate smelted, index, H1 FY14=100
150
100
50
H1 FY14
H2 FY14
H1 FY15
H2 FY15
Oct 15 YTD
Oct 15
1. Improvements in copper to sulphur ratio (Cu:S) increase efficiency of the smelting process.
BHP Billiton Investor Briefing, Olympic Dam
December 2015
8
bhpbilliton

Continued improvements in productivity
~40% more units of copper per employee in FY16 YTD with further improvements planned1
– targeting ~50% by FY171
Manufacturing process rigour will underpin improved operational performance
– targeting ~57% improvement in truck productivity by FY171
– targeting ~20% improvement in production drilling by FY171
Producing more units of copper per employee
Index, FY14=100
180
140
100
60
FY14
FY15
FY16e
FY17e
Sustainable improvements in operational performance
Equipment productivity2, index, FY14=100
180
140
100
60
FY14 FY15 FY16e FY17e
Jumbo productivity
Truck productivity
1. Relative to FY14.
2. Metres advanced per jumbo; tonnes moved per kilometre per hour by truck.
BHP Billiton Investor Briefing, Olympic Dam
December 2015
9
bhpbilliton

A staged approach delivering more value



Delivering value from our installed infrastructure[1]
Near-term copper production guidance and aspirational capacity, ktpa
1 Debottleneck underground mine
2 Fully utilise smelter and refinery
3 Potential debottlenecking
4 Potential to double capacity
Optimisation
• Restoring stability and improving efficiency and productivity
• Accelerating material moved with underground infrastructure
• Accessing the SMA to increase contained metal supply
• Resetting our cost base
Further optimisation
• Potential to increase capacity through minor debottlenecking investment
Longer-term options[2]
• Underground expansion
• Staged or up-front investment
• Heap leaching technology
• Preserving optionality for open pit
~180[1]
~200+
~220
~235 - 255
~450
FY12-FY15
FY16e
FY19e
FY21e
FY25e+
Very low capital
Potential capacity by FY25
Optimised capital with high IRR

1. Represents actual production for FY12-FY15 (adjusted for FY15 mill outage), extrapolated for FY16 and beyond (production guidance and aspirational capacity).
2. Subject to approval.

BHP Billiton Investor Briefing, Olympic Dam
December 2015
10

Rapidly expanding our mine footprint
We are accessing the high-grade Southern Mine Area (SMA) which contains ~70% of the total Resource
– expected increase in ore supply will move bottleneck to the smelter and refinery plants by FY18
We expect to achieve successive records in material movement in FY16, FY17 and FY18
– ~26% increase in mine development expected in FY161
– fully utilising our two ore hoisting systems with a combined nominal capacity of 10.5 Mtpa
Accessing the SMA
Mined stopes last 27 years
NMA2 ~30% of Resource
Planned stopes next five years
Future stopes
SMA ~70% of Resource
Increasing mine development
Mtpa
13
12
11
10
9
8
km
40
35
30
25
20
15
FY12 FY13 FY14 FY15 FY16e FY17e
Material movement3
SMA
Development
1. Relative to FY14.
2. Northern Mine Area (NMA).
3. Underground material movement including NMA and waste material.
BHP Billiton Investor Briefing, Olympic Dam
December 2015
11
bhpbilliton

Delivering more metal production capacity
Accessing the SMA and shifting the bottleneck to the plant supports higher forecast metal production
– ~200 ktpa copper production from FY16
– ~220 ktpa copper production capacity by FY19
– ~20% lift in copper grade to >2.2% from FY211
– ~18% improvement in Cu:S ratio from FY211
Our current surface infrastructure can sustain strong production at these rates for decades
Significant improvements in copper production
Production, ktpa
200
175
150
125
100
Copper grade, %
2.4
2.3
2.1
2.0
1.8
FY12 FY13 FY14 FY15 FY16e FY17e
Production
Copper grade
1. Relative to FY14.
BHP Billiton Investor Briefing, Olympic Dam
December 2015
12
bhpbilliton

Transitioning a Tier 1 Resource into a Tier 1 operation
Higher metal volumes will dilute our fixed cost base
Expect to reduce unit cash costs by ~34% in FY161
– targeting a position near the first segment of the cost curve in the short term
Transforming our cost base with an expected total reduction of >US$400 million by FY171
– targeting unit cash costs of US$1.00/lb2
– >US$120 million cost saving through 36% workforce reduction
– >US$30 million cost saving through insourcing of mine development activities
Transformational reduction of our unit costs2
US$/lb, net of by-product credits
3.0
2.5
2.0
1.5
1.0
FY12 FY13 FY14 FY15 FY16e FY17e
Further improving our cost competitiveness
CY15, C1 cash costs, US$/lb
Short term
Olympic Dam today
1. Relative to FY15.
2. Unit cash costs presented net of by-product credits. Based on exchange rates of AUD/USD 0.73 in FY16e and 0.72 in FY17e.
BHP Billiton Investor Briefing, Olympic Dam
December 2015
13
bhpbilliton

Substantial long-term growth optionality
Underground expansion expected to double ore hoisting capacity through an additional shaft
– potential to deliver ~450 ktpa1 of copper production capacity from CY25
– considering staged investment approach to optimise capital efficiency
– progress to pre-feasibility in CY17, subject to internal approval
– first segment C1 cost position post by-product credits
– preserving optionality for open pit scenarios
Encouraging test results from ongoing large-scale integrated heap leach pilot plant
– conclusive results expected in FY19
Encouraging test results from heap leach pilot plant
Achieving first segment cost position in the long term
CY15, C1 cash costs, US$/lb
Long term
Short term
Olympic Dam today
1. ~750 ktpa on a copper equivalent basis (including gold, silver and uranium by products).
BHP Billiton Investor Briefing, Olympic Dam
December 2015
14
bhpbilliton

Key themes
Creating safe and stable operations with a focus on material risk management
We are releasing latent capacity through low-risk, capital-efficient underground expansions
– accessing the Southern Mine Area (SMA) will enable full utilisation of smelter and refinery
– ~200 ktpa of copper production expected from FY16 to FY18
– ~220 ktpa of copper production capacity by FY19
– near-term expansions maintain long-term optionality
We are resetting our cost base through higher volumes and greater efficiencies
– total cost reduction of >US$400 million expected to support US$1.00/lb by FY171
Our world-class orebody provides substantial growth optionality for decades
– ~450 ktpa of copper production capacity from CY25 with first segment unit costs through potential heap leach technology
1. Relative to FY14. Unit cash costs presented net of by-product credits.
BHP Billiton Investor Briefing, Olympic Dam
December 2015
15
bhpbilliton

bhpbilliton

bhpbilliton
Antamina
A safe and highly productive Tier 1 asset
Andrew Arthur
Vice President Strategy and Development, Copper
Antamina

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words.
These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Adjusted effective tax rate, Attributable profit excluding exceptional items, Free cash flow, Gearing Ratio, Net debt, Net operating assets, Underlying attributable profit, Underlying basic earnings per share, Underlying EBIT margin, Underlying EBITDA margin, Underlying EBITDA interest coverage and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Presentation of data
Unless specified otherwise, all data is presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32 and references to Underlying EBITDA margin and Underlying EBIT margin exclude third party trading activities.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
BHP Billiton Investor Briefing, Antamina
December 20152
bhpbilliton

Statement of Mineral Resources and Mineral Inventory Classifications
Mineral Resources
The information in this presentation that relates to the FY2015 Mineral Resources (inclusive of Ore Reserves) was first reported by the Company in compliance with the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012’ (‘The JORC Code 2012 Edition’) in the 2015 BHP Billiton Annual Report of September 2015.
All reports are available to view on http://www.bhpbilliton.com.
Mineral Resources are reported by L. Canchis (MAusIMM, employed by Minera Antamina SA) – for Antamina.
The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcements and, in the case of estimates of Mineral Resources, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcements continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Persons’ findings are presented have not been materially modified from the original market announcements.
The above-mentioned persons are full-time employees of BHP Billiton, unless otherwise stated, and have the required qualifications and experience to qualify as Competent Persons for Mineral Resources under the 2012 edition of the JORC Code. The compilers verify that this presentation is based on and fairly reflects the Mineral Resources information in the supporting documentation and agree with the form and context of the information presented.
Measured Resource Indicated Resource Inferred Resource FY15 ROM BHP Billiton
Asset Deposit Ore Type production interest
(Mt) (Mt) (Mt) (Mt) (%)
Copper
247@ 848@ 1,280@
0.91% Cu, 0.89% Cu, 0.88% Cu,
Antamina Sulphide 11g/t Ag, 10g/t Ag, 11g/t Ag, 58 33.75
0.7% Zn, 0.9% Zn, 0.7% Zn,
280 ppm Mo 200 ppm Mo 170 ppm Mo
BHP Billiton Investor Briefing, Antamina
December 20153
bhpbilliton

Key themes
Outstanding safety performance supported by continuous improvement in material risk management
Strong relationships with government and community
Asset quality and leading cost curve position supports strong margins copper unit cash cost of US$0.56/lb1 expected in FY16
FY16 production guidance of ~402 kt of copper and 106 kt of copper equivalent by-products2
World-class orebody with medium and long-term development options high-grade 2.4 Bt resource expected to support >40 years of mining operations
1. C1 cost. Including zinc, silver, molybdenum and lead by-product credits.
2. 100% basis. Copper equivalent calculation using LME and Perth Mint prices as of 21 September 2015.
BHP Billiton Investor Briefing, Antamina
December 20154
bhpbilliton

A world-class orebody
Antamina is among the world’s largest copper deposits
Polymetallic skarn orebody (copper, zinc, molybdenum, silver and lead)
Resources of ~2.4 Bt1
• 0.89% copper and 0.75% zinc2
Independently operated by Compañía Minera Antamina
Joint venture partners
– BHP Billiton 33.75%
– Glencore 33.75%
– Teck Resources 22.50%
– Mitsubishi Corporation 10.00%
Antamina Pit – 4,500 meters above sea level
Growing resource base2
Bt
2.5
2.0
1.5
1.0
FY10 FY11 FY12 FY13 FY14 FY15
1. Mineral resource inclusive of reserves.
2. June 2015 BHP Billiton resource and reserve declaration.
BHP Billiton Investor Briefing, Antamina
December 20155
bhpbilliton

Our safety and risk management focus

- TRIF[1] consistently <2.0 over the last five years
  - CY15 YTD at ~2.2 with two lost time injuries[2]
- Continued enhancement of mature risk management processes
  - independent verification of Antamina's risk management process
  - adoption of best practices in material risk management with support from BHP Billiton
  - implementation of performance standards and field verifications of critical controls
  - focus on high potential incidents and quality of investigations
  - critical risk training for all employees and contractors
  - extending safety culture to the families of employees



Safety performance
TRIF1 per million hours worked
8
4
0
CY05
CY06
CY07
CY08
CY09
CY10
CY11
CY12
CY13
CY14
CY15 YTD



930

Embedding safety through family visits

1. Total Recordable Injury Frequency (TRIF).
2. Occurrences that resulted in loss of productive work as of 31 October 2015.

BHP Billiton Investor Briefing, Antamina
December 2015
6
bhpbilliton

Environmental and social responsibility

Environment

- Antamina recognised for "Environmental Protection Efforts"[1]
- Industry-leading water practices
  - recycling 99.3% of process water, targeting 100% by CY17

Community

- Recognised as one of the most respected companies in Peru[2]
- Committed to sustainable development of local communities
  - proactive and consultative engagement with local communities
- Antamina is important to the development of Peru
  - US$420 million contributed to local communities from CY06 to CY14
  - contributed 6% of national income tax revenues[3]

Providing water and sewage services to local communities



Antamina tax contribution

Peruvian mining tax[3], %


Others
58
Antamina
42

Peruvian corporate income tax[3], %


Antamina
6
Others
94

1. Recognised by Peru's National Society of Mining, Petroleum and Energy.
2. PricewaterhouseCoopers Las Empresas Mas Admiradas del Peru 2014.
3. Total Mining Corporate Income Tax (3rd category) and Corporate Income Tax (3rd category) paid in 2013, including regularisations collected by the National Customs and Tax Administration Authority (SUNAT).

BHP Billiton Investor Briefing, Antamina
December 2015
7
bhpbilliton

A world class operation
Commenced mining in 2001 with resources expected to support >40 years of mining operations
Copper and zinc concentrate produced in one concentrator plant molybdenum and lead concentrates and silver credits add incremental value
Current equipment capacity optimised to realise average mill feed of ~145 ktpd
Wholly-owned pipeline and port infrastructure guarantees access and minimises risks
Antamina operations
Open pit operation
Primary crushing
Coarse ore stockpile x 3
Ball mills x 4
SAG mills x 2
Cu (Bulk) flotation
Cells tank 4 rows x 8
Zn flotation
Cells tank 4 rows x 8
Mo/Bi separation
Concentrate thickening and storage
Tails to impoundment
Mine site
Mo and Bi concentrate
Port site
Concentrate pipeline
Thickening
Dewatering
To irrigation
Water treatment
Concentrate storage
Ship loading
BHP Billiton Investor Briefing, Antamina
December 2015
8
bhpbilliton

Benchmark plant and equipment productivity
Antamina has increased crusher throughput from 130 ktpd to 145 ktpd for minimal capital
– potential to realise >165 ktpd based on recent performance
– record throughput expected in CY15
Availability and utilisation metrics for mine fleet at internal benchmark levels in Copper
– OEE1 for Komatsu 930 haul truck fleet of 71%
– OEE1 for P&H 4100 shovel fleet of 74%
– expect to achieve record material moved in CY15
Moving more material at lower costs
Mtpa, 100% basis US$/t
300 4.0
250 3.5
200 3.0
150 2.5
100 2.0
CY10 CY11 CY12 CY13 CY14 CY15e
Tonnes moved Total cost per tonne moved
1. Overall equipment effectiveness (OEE).
BHP Billiton Investor Briefing, Antamina
December 2015
9
bhpbilliton

Transition to higher grades further supports production
Production guidance1 for FY16 of ~402 kt of copper and 106 kt of by-products copper grade expected to increase from 0.77% in FY15 to 0.92% in FY16 copper grades will average 0.94% over the next five years
zinc grades will average 0.97% over the next five years, increasing from 0.59% in FY16
Near-term production upside
Copper equivalent production kt, 100% basis grade, %
600 1.2
400 0.8
200 0.4
0 0.0
FY12 FY13 FY14 FY15 FY16e
Copper By-products
Copper grade Zinc grade
1. 100% basis. Copper equivalent calculation using LME and Perth Mint prices as of 21 September 2015.
BHP Billiton Investor Briefing, Antamina
December 2015
10
bhpbilliton

Strongly positioned on the cost curve

- Antamina is well positioned at the bottom of the cost curve
  - significant by-product credits from zinc and silver
  - C1 cost of US$0.56/lb expected in FY16[1]
  - strong earnings and margin generation, although historic margins under pressure
- Cost-saving initiatives have removed ~US$385 million since CY14
  - renegotiation of contracts with suppliers and strategic partners
  - organisational restructure and headcount reduction
  - capital savings or deferral

Attractive position on the industry cost curve
CY15, C1 cash costs, US$/lb



Antamina

Strong earnings and margin
US$ billion, 100% basis



%
3.0
1.5
0.0
100
50
0
FY13
FY14
FY15
Underlying EBITDA
Underlying EBITDA margin

Source: C1 cost curve based on Wood Mackenzie data for peers and BHP Billiton data for Antamina.
1. Including zinc, silver, molybdenum and lead by-product credits.

BHP Billiton Investor Briefing, Antamina
December 2015
11
bhpbilliton

Significant Resource potential

- High-grade 2.4 Bt Resource[1]
  - 0.89% copper, 0.75% zinc, 11 g/t silver and 0.019% molybdenum
  - >40 years of mining operations expected
- Working to unlock medium and long-term development opportunities
  - considering simultaneous open pit life extension and underground operations
  - developing alternatives to address increasing haul distances and higher strip ratios
  - apparent continuity of mineralisation 1.5 km below current pit topography

Significant upside underneath current pit



B
A
A
B
A
Caving potential
Sublevel open stoping potential
Open at depth
B
500m
220m
Sublevel open stoping potential
Caving potential

1. June 2015 BHP Billiton Resource and Reserve declaration.

BHP Billiton Investor Briefing, Antamina
December 2015
12
bhpbilliton

Key themes
Outstanding safety performance supported by continuous improvement in material risk management
Strong relationships with government and community
Asset quality and leading cost curve position supports strong margins copper unit cash cost of US$0.56/lb1 expected in FY16
FY16 production guidance of ~402 kt of copper and 106 kt of copper equivalent by-products2
World-class orebody with medium and long-term development options high-grade 2.4 Bt resource expected to support >40 years of mining operations
1. C1 cost. Including zinc, silver, molybdenum and lead by-product credits.
2. 100% basis. Copper equivalent calculation using LME and Perth Mint prices as of 21 September 2015.
BHP Billiton Investor Briefing, Antamina
December 2015
13
bhpbilliton

bhpbilliton

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: December 1, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary